Goodwin Procter LLP

Counselors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

July 15, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Amy Reischauer

Dan Greenspan

Ibolya Ignat

Jim Rosenberg

Re:	Sage Therapeutics, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 8, 2014

File No. 333-196849

Dear Ms. Reischauer:

This letter is being submitted on behalf of Sage Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on July 8, 2014 (the “Amendment No. 2”), as set forth in your letter dated July 15, 2014 addressed to Jeffrey M. Jonas, President and Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of this letter.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 67

1. Please refer to the table on page 70 which includes equity instruments granted through May 31, 2014 and elsewhere such as on page 7 under “The Offering.” Confirm to us that you have not granted equity instruments after May 31 or revise accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the Company has not granted any equity instruments after May 31, 2014.

2. If you file another amendment to the registration statement, please disclose that, once the company becomes public, estimates of the fair value of your stock price will not be necessary since the fair value will be the trading value.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will include the requested disclosure in any amendments to the registration statement that the Company might file. The Company also respectfully advises the Staff that the following statement regarding fair value of the Company’s common stock can be found on page 68 of Amendment No. 2: “Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and shares of restricted stock.”

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc: Jeffrey M. Jonas, Sage Therapeutics, Inc.
Kimi Iguchi, Sage Therapeutics, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Laurie A. Burlingame, Goodwin Procter LLP

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